Mail Stop 0309	October 18, 2004

Robert L. Pratter, Esq.
Senior Vice President, General Counsel and Secretary
PMA Capital Corporation
380 Sentry Parkway
Blue Bell, Pennsylvania 19422

Re:  	PMA Capital Corporation
Registration Statement on Form S-4 filed October 1, 2004
File No. 333-119435

Dear Mr. Pratter:

	We have limited our review of the above referenced filing to only the matters addressed herein. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General
1. Please tell us whether the issuance of the original debentures was a registered transaction or was made pursuant to an exemption. If the transaction was registered, please provide us with the file number of the relevant registration statement.
2. Please relocate the information found on pages 1-3 so that the summary may begin on the first or second page of the disclosure document provided to security holders as required by instruction one to Item 1001 of Regulation MA. Further, please be sure that such information does not precede the risk factor section as required by
Item 503 of Regulation S-K.


Where You Can Find More Information, page 1
3. Although Form S-4 may allow you to incorporate by reference to periodic reports filed after a registration statement, Schedule TO does not permit such "forward" incorporation. Therefore, please ensure that you amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed.

Forward-Looking Statements, page 2
4. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference, or revise to make clear that the Reform Act protections do not apply to statements made in the prospectus.

The Exchange Offer, page 8

Purpose of the Exchange Offer, page 8
5. Here and in the prospectus generally, please prominently explain how this exchange offer will aid you in your attempt to improve your financial strength ratings as well as your debt rating.

Conditions to the Exchange Offer, page 8
6. We note your reference on page 8 to the fact that the exchange offer is subject to certain conditions, including the consent of the issuing bank under your letter of credit facility. However, we don`t see a discussion of this condition in the appropriate section on page 37 of the prospectus. Please describe this condition specifically in your section entitled Conditions to the Exchange Offer on pages 37-
38. If true, please clarify that the conditions regarding the consent of the issuing bank under your letter of credit facility are not within your control.

Conditions to the Exchange Offer, page 37
7. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the first paragraph in this section, the phrase "regardless of the circumstances giving rise to the failure of the condition" implies that you may assert an offer condition even when the condition is "triggered" be your own action or inaction. Please revise in accordance with our position.
8. In the same paragraph, you state that you may decide to terminate the exchange offer if one of the listed offer conditions occurs and you make the secondary determination that it is "inadvisable to proceed with the offer..." We agree. However, if a listed offer condition is implicated by events that occur during the exchange offer, in order to continue the offer, you must waive that condition. As you are aware, waiver of an offer condition may require an extension of the offer and/or dissemination of additional offering material. Please confirm your understanding in a supplemental response.
9. The last listed offer condition (on page 37) refers to "any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if the effect of any such outbreak, escalation, declaration, calamity or emergency has a reasonable likelihood to make it impractical or inadvisable to proceed with completion of the exchange offer." Given the current situation in Iraq and the recent escalation of hostilities there, we are concerned that your offer condition is drafted so broadly and generally as to make it difficult to determine whether it has been "triggered" by events as they occur. Please revise or advise.
10. Several of your listed offer conditions refer to an impairment of the benefits the company expects to receive from this offer. Since holders of debentures should have a reasonable idea whether or not an offer condition is triggered, or at least should understand how this determination will be made, please revise to specify or generally describe those benefits.

Withdrawal of Tenders, page 41
11. Here and in the corresponding summary section, disclose that tendering debenture holders also have withdrawal rights after the expiration of forty business days from the date this exchange offer commenced, if the tendered notes have not yet been accepted for payment. See Rule 13e-4(f)(2)(ii).

Purchase of Debt Securities Other than in the Exchange Offer, page 42
12. Since debenture holders are unlikely to understand the applicable provisions of the securities laws relating to the purchase of subject securities outside of the exchange offer, it may be helpful to clarify that you will not purchase these debentures outside of the offer during the term of the offer and for ten business days after it ends. See Rules 13e-4(f)(6) and 14e-5.

Dealer Manager, page 43
13. We note that you will pay a fee to the dealer manager based on the number of debentures. We object to fees paid to a dealer manager based on tenders of subject securities it holds for its own account. Please indicate whether you intend to pay fees under those circumstances. If you do not, indicate how you will ensure that (i.e., What mechanism will you use to determine who holds the tendered securities when calculating the fee owed to Banc of America Securities, LLC?)

Other Fees and Expenses, page 43
14. Your disclosure indicates that your officers, employees, affiliates, dealer manager and the information agent may make additional solicitations by telegraph, facsimile, telephone, or in person. Provide us with any scripts, outlines, instructions or other written materials furnished to the individuals for the purpose of soliciting tenders. We remind you to file any written communications under Rule 425 if required under Rule 165(b).
15. Please provide a reasonably itemized list of expenses pursuant to
Item 1007(c) of Regulation MA and disclose whether or not the Company has paid or will be responsible for payment of same.

Legal Matters
16. Please identify the certain legal matters that will be passed upon for the dealer manager by Katten Muchin Zavis Rosenman.

Exhibits
17. Please note that all exhibits are subject to our review. Accordingly, please file all exhibits with your next amendment.
Exhibit 8.1
18. We note in the last paragraph counsel consents to the use of the opinion as an exhibit to the registration statement and to the use of its name. Counsel must also consent to disclosure in the prospectus of the tax opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may direct questions on the tender offer rules to Celeste M. Murphy, Office of Mergers and Acquisitions, at (202) 942-2903.
Please direct any other questions to Sonia Barros at (202) 824-5304 or Suzanne Hayes at (202) 942-1789.

         	               					Sincerely,



                 	          					Jeffrey
Riedler
                           					Assistant Director

cc:	Justin P. Klein, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103-7599


Robert L. Pratter, Esq.
October 18, 2004
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